U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

NORTHSTAR AEROSPACE (CANADA) INC.

6006 West 73rd Street
Bedford Park, IL 60638
U.S.A.

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE (CANADA) INC.
(Registrant)

Date:	5/19/04	By:	/s/ Alan Gatlin
		Name:	Alan Gatlin
		Title:	Vice-President and Chief Financial Officer

NORTHSTAR AEROSPACE REPORTS FIRST QUARTER FINANCIAL RESULTS

REPORT TO SHAREHOLDERS – FIRST QUARTER FINANCIAL RESULTS (Canadian Dollars)

CHICAGO, ILLINOIS, May 11, 2004 - Northstar Aerospace, Inc. today reported income from continuing operations for the first quarter ending March 31, 2004 of $0.4 million or $0.01 per share compared to $2.7 million or $0.09 per share in the prior year period.  Changes in foreign exchange rates continue to have a significant negative impact on revenues and earnings. Net income for the quarter, after discontinued operations was $0.4 million or $0.01 per share compared to a loss of $6.8 million or $0.24 per share in the prior year.

Revenue from continuing operations totaled $37.4 million in the first quarter compared to $47.2 million in the prior year, a decrease of 20.7%.  Both defence and commercial revenues decreased in the quarter compared to the prior year.  Excluding the impact of changes in foreign exchange rates, revenues for the first quarter were 8.4% lower than the prior year.  The slowdown on a major defence program which was the primary reason for the Company’s closure of the Cambridge, Ontario machining facility accounted for a major portion of the balance of the decline.

Earnings before interest and taxes (“EBIT”) from continuing operations was $3.5 million for the first quarter compared to $6.5 million in the prior year.  The higher Canadian/US exchange rate reduced EBIT by approximately $2.1 million in the first quarter.  A more detailed discussion of the first quarter of 2004 is contained in the Management Discussion and Analysis including comments on the comparability of results between the current and prior year.

Commenting on these results, President and Chief Executive Officer, Mark Emery stated:

Lower activity on the Lynx program was a primary driver of the decrease in revenue and EBIT for the quarter, in addition to the impact of foreign exchange rates.  The related closure of the Cambridge, Ontario machining facility, initiated at the end of 2003, is progressing on target.  I would like to acknowledge all of our employees impacted by the closure of the Cambridge machining facility.  They worked diligently through the last day of operations to provide superior service to our customers.

Foreign exchange and other factors have significantly changed the market dynamics from a year ago.  Along with the closure of Cambridge, the Company has initiated a broad program of improvements to strengthen Northstar’s competitive position.

Our increased focus on cash flow improvements is producing results.  Cash generated from operating activities was $5.4 million higher this quarter compared to the same quarter last year.

At March 31, 2004, the released backlog was $167 million, virtually unchanged from December 31, 2003.  We anticipate strengthening in our military order intake later in the second half of 2004.

Forward Looking Statements

This report includes “forward-looking statements” that are subject to risk and uncertainty.  All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements.  There is uncertainty over the impact terrorist activity and the North American economy on the Company’s revenues and earnings for 2004 and beyond.  There is also uncertainty as a result of the extent and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures.  Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements’), are included in the Company’s Annual Report for the Years Ended December 31, 2002 and 2003 - Management’s Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties.  All information contained in this report and subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

Non-GAAP Measures

The Company defines EBIT as earnings from operations before interest and income taxes.

The Company has included information concerning EBIT because it believes this measure is used by certain investors as a measure of continuing financial performance.  EBIT is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”).  As well, this measure has no standardized meaning prescribed under GAAP and may not be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to earnings from operations as determined in accordance with GAAP as a measure of earnings.

/s/ Mark Emery
Mark Emery
President & Chief Executive Officer

Attachments:	Consolidated Balance Sheet
Consolidated Statement of Shareholders’ Equity
Consolidated Statement of Operations
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Management Discussion and Analysis

Consolidated Balance Sheets

As at March 31

(in thousands of Canadian dollars)

UNAUDITED

	March 31 2004	December 31 2003
ASSETS

Current
Cash	$4,395	$4,181
Accounts receivable	22,415	17,770
Inventories	71,045	70,446
Other current assets	1,841	2,119
Total current assets	99,696	94,516

Property, plant and equipment	47,545	48,011
Goodwill, net	3,724	3,657
Other long-term assets (note 3b)	10,625	10,489
Total assets	$161,590	$156,673

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$25,024	$22,619
Current portion of long-term debt	670	634
Total current liabilities	25,694	23,253

Long-term debt	83,627	82,102
Other long-term liabilities (note 3c)	14,343	13,876
Total liabilities	123,664	119,231

Shareholders’ equity	37,926	37,442
Total liabilities and shareholders’ equity	$161,590	$156,673

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the quarter ended March 31

(in thousands of Canadian dollars)

UNAUDITED

	2004	2003

Deficit – beginning of period as previously reported	$(110,580)	$(96,819)

Change in accounting policy – stock based compensation (note 2)	(146)	—

Deficit – beginning of period as restated	(110,726)	(96,819)

Net income (loss) for the period	369	(6,806)

Deficit – end of period	(110,357)	(103,625)

Contributed surplus (note 2)	184	—

Capital stock	152,851	152,659

Currency translation adjustment	(4,752)	(3,615)

Total shareholders’ equity	$37,926	$45,419

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Operations

For the quarter ended March 31

(in thousands of Canadian dollars except per share amounts)

UNAUDITED

	2004	2003
REVENUE	$37,375	$47,158

Cost of sales and expenses
Cost of sales	27,716	33,519
Selling, general and administration	4,175	5,016
Foreign exchange loss	—	41
Depreciation and amortization	1,951	2,053
Interest, net	2,165	2,779

Income from continuing operations before income taxes	1,368	3,750
Income tax expense	999	1,032

Income from continuing operations	369	2,718
Discontinued operations (note 3)	—	(9,524)

Net income (loss) for the period	$369	$(6,806)

Income (loss) per common share (note 3d)

Basic
Continuing operations	0.01	0.09
Discontinued operations	—	(0.33)
Net income per common share – Basic	0.01	(0.24)

Diluted
Continuing operations	0.01	0.09
Discontinued operations	—	(0.31)
Net income per common share – Diluted	0.01	(0.22)

Weighted average number of shares
Basic	29,021,318	28,847,625
Diluted	29,711,982	29,808,107

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows

For the quarter ended March 31

(in thousands of Canadian dollars)

UNAUDITED

	2004	2003
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Income from continuing operations	$369	$2,718
Items not affecting cash:
Depreciation and amortization	1,951	2,053
Stock compensation expense (note 2)	38	—
Post retirement benefits	277	64
Foreign exchange losses	—	41
Future income taxes	801	793
	3,436	5,669
Net change in non-cash working capital balances related to continuing operations (note 3a)	(1,469)	(9,089)
Cash provided by (used for) operating activities	$1,967	$(3,420)

INVESTING ACTIVITIES
Capital expenditures	(502)	(2,132)
Increase in long-term assets	(1,106)	(2,455)
Discontinued operations	—	(300)
Cash used for investing activities	(1,608)	(4,887)

FINANCING ACTIVITIES
Common shares issued	—	17
Long-term debt repayments	(141)	(119)
Increase in bank indebtedness	—	5,977
Increase (decrease) in other long term liabilities	(4)	(18)
Cash provided by (used for) financing activities	(145)	5,857

Increase (decrease) in cash during the period	214	(2,450)
Cash at beginning of period	4,181	2,450
Cash at end of period	$4,395	$—

To be read in conjunction with notes to interim consolidated financial statements.

Notes to Consolidated Interim Financial Statements

For the Quarter ended March 31

(in thousands of Canadian dollars)

UNAUDITED

1.              SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) on a basis consistent with those in the most recent audited consolidated financial statements except for the change described in note 2 below.  These unaudited consolidated financial statements do not contain all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2003 annual report.

2.              CHANGE IN ACCOUNTING POLICY

Stock Based Compensation

Effective for January 1, 2004 annual and interim reporting, the Company implemented, with retroactive application without restatement, the new CICA accounting standard relating to stock-based compensation and other stock-based payments.  The effect was to increase contributed surplus and increase the opening deficit by $146.  In 2004, an additional $38 was charged to earnings as stock compensation expense and is included in selling, general and administration costs.

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110, Asset Retirement Obligations, which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  The adoption of this standard did not have any impact on the consolidated financial statements.

3.              SUPPLEMENTARY INFORMATION

a)              Details of changes in non-cash working capital items related to continuing operations as follows:

	Three Months Ended March 31
	2004	2003

Cash provided by (used for):
Accounts receivable	$(4,419)	$(2,475)
Inventories	376	(8,437)
Other current assets	317	79
Accounts payable and accrued liabilities	2,257	1,744
Cash provided by (used for), net	$(1,469)	$(9,089)

b)              Other long term assets comprise the following:

	March 31 2004	December 31 2003

Debt issue costs net of amortization of $5,020 (2003–$4,850)	$718	$888
Future income tax asset	3,283	4,084
Investment in Vector Aerospace Corporation (quoted market value $6,225 (2003 – $6,619)	5,768	4,672
Other	856	845
Total other long-term assets	$10,625	$10,489

c)              Other long-term liabilities comprise the following:

	March 31 2004	December 31 2003

Pensions and post retirement benefits	$11,221	$10,815
Environmental remediation – long-term portion	2,925	2,864
Other	197	197
Total other long-term liabilities	$14,343	$13,876

d)              Earnings per share

The calculation of earnings per share is based on the weighted average number of shares outstanding of 29,021,318 for 2004 and 28,847,625 for 2003.  Diluted earnings per share reflect the dilutive effect of the exercise of options where the grant price was below the average market price for the period ended March 31.  The diluted effect of options for the first quarter of 2004 was 690,664 shares and for the first quarter of 2003 was 960,482 shares.

4.              DISCONTINUED OPERATIONS

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner.  Under the agreement, the Company’s common shares in the pump companies were exchanged for $18 million non-participating preferred shares, which the pump companies must purchase on or before March 31, 2008.  The Company has fully reserved the carrying value of this investment.

As a result of the completion of the capital restructuring, the Company wrote off in the quarter ended March 31, 2003, as a charge to discontinued operations, the currency translation adjustment included in shareholders’ equity related to discontinued operations, which amounted to $9.5 million.

5.              SEGMENTED INFORMATION

The continuing operations of the Company relate solely to the aerospace industry and are organized and managed as business segments outlined below:

Defense – The main products for military markets include helicopter gears and transmissions, helicopter rotor heads, accessory gearboxes for engines used in military aircraft, and maintenance, repair and overhaul (“MRO”) services for certain helicopter transmissions.

Commercial – The main products include components for accessory gearboxes and auxiliary power units for engines used in fixed wing aircraft, machining and fabrication services, and MRO services for helicopter engines, and gyroscope inertial navigation systems.

Sector income statement:

		Three Months Ended March 31
		2004	2003

Revenue	Defense	$25,741	$32,317
	Commercial	11,634	14,841
		37,375	47,158

Cost of Sales	Defense	17,913	22,367
	Commercial	9,803	11,152
		27,716	33,519

Gross Margin, excluding depreciation	Defense	7,777	9,950
	Commercial	1,882	3,689
		9,659	13,639

Selling, general and administration		4,175	5,016
Foreign exchange loss		—	41
Depreciation and amortization		1,951	2,053
Interest, net		2,165	2,779

Income from continuing operations before income taxes		$1,368	$3,750

The same fixed assets of the Company are used for both the Commercial and Defense aerospace manufacturing segments.  Accordingly, the identifiable assets, capital and goodwill expenditures cannot be specifically allocated to these segments.

Geographic Information

Revenue	Canada	United States	Intercompany	Total
2004	$14,326	$24,263	$(1,214)	$37,375

2003	$20,185	$30,723	$(3,750)	$47,158

	Canada		United States		Total
	2004	2003	2004	2003	2004	2003
Property, plant and equipment	$16,927	$17,751	$30,618	$30,260	$47,545	$48,011

Goodwill	$509	$509	$3,215	$3,148	$3,724	$3,657

Sales are attributed to geographic location based on the location of the business unit reporting the revenue. Domestic sales to foreign customers totaled approximately $13,610 in the first quarter of 2004 (2003– $17,965).

MANAGEMENT DISCUSSION & ANALYSIS

For the three months ended March 31, 2004

The following discussion and analysis by management of the financial position and results of operations of the Company is qualified by and should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto for the Quarter ended March 31, 2004.  The accompanying statements for the quarters ended March 31, 2004 and 2003 have not been subjected to a review by the Company auditors in accordance with CICA 7050.

RESULTS OF OPERATIONS

Revenues in the first quarter were $9.8 million (20.7%) below the prior year comparative as a result of changes in foreign exchange rates, lower activity on two major defence programs and lower commercial aerospace volumes. Excluding foreign exchange impacts, revenue for the first quarter would have been 8.4% lower than the previous year.

Defence revenues for Q1 decreased $6.6 million (20.3%) compared to the prior year.  Much of the decrease relates to reductions in the Lynx contract activity and the Apache AH 64 build program somewhat offset by higher CH47 and other program volumes. The impact of the higher Canadian dollar further reduced defence revenues in the quarter approximately 12.2%.

Commercial aerospace revenues in the first quarter of 2004 were $3.2 million (21.6%) below the prior year.  The higher Canadian dollar reduced commercial revenues by approximately 12.6% in the quarter.  Lower repair and overhaul volumes also contributed to the decrease.

Gross margins as a percentage of sales, excluding depreciation, for the first quarter were 25.8%, compared to 28.9% for the prior year.  Gross margins, as a percentage of sales in the defence sector were 30.4% for Q1 2004, slightly lower than the prior year comparative. Higher profitability on the mix of military programs was mostly offset by the negative impact of the stronger Canadian dollar. Commercial gross margin as a percentage of sales for the quarter were 15.7%, compared to 24.9% last year.  The decrease is primarily attributable to exchange impacts, product sales mix, and pricing pressures.  Using the same Canadian/US exchange rates as the prior year, gross margins for the first quarter would have increased 6.7% as a percentage of sales compared to the reported results.

Selling, general and administration (“SG&A”) expenses totaled $4.2 million for the first quarter compared to $5 million in the prior year comparative.  The decrease primarily relates to administrative cost reductions and exchange impacts.

Depreciation and amortization in Q1 of $2.0 million was $0.1 million lower than the prior year comparative as a result of reduced fixed asset additions.

Net interest expense in Q1 was $2.2 million, $0.6 million lower than the first quarter of 2003 mainly as a result of exchange impacts on the U.S. dollar denominated long-term debt.

Earnings from continuing operations, before taxes, were $2.4 million below the prior year comparative.  These decreases are a result of lower revenues and margins offset somewhat by improved selling, general and administrative expenses and lower interest expense.

Income tax expense for continuing operations was $1.0 million, similar to the prior year.  The difference in effective tax rates is in part due to the recording of an adjustment to the valuation allowances against the future tax asset in December 2003.

Income from continuing operations after tax for Q1 was $0.4 million ($0.01 per share) compared to $2.7 million ($0.09 per share) in the prior year.

The first quarter of 2003 included a charge of $9.5 million related to a discontinued business (see note 4 to the consolidated financial statements).

The net income for the three months ended March 31, 2004 was $0.01 per share compared to a loss of $0.24 per share for the prior year.

Sector Revenue and Gross Margin Analysis

	Quarter ended March 31
	(in millions)
	2004	2003
Revenues
Defence	$25.8	$32.3
Commercial	11.6	14.9
Total revenues	$37.4	$47.2

Gross margin (% of revenue)
Defence	30.4%	30.8%
Commercial	15.7%	24.9%
Total gross margin%	25.8%	28.9%

EBITDA Summary Table

		Quarter ended March 31
		(in millions)
		2004	2003
Income from continuing operations – before taxes		$1.4	$3.8
	% of Revenue	3.7%	8.0%
Add:
Depreciation and amortization		2.0	2.0
Interest expense		2.2	2.8
EBITDA, continuing operations		$5.5	$8.6
	% of Revenue	14.7%	18.2%

BALANCE SHEET

Total assets increased by $4.9 million in the quarter to $161.6 million as at March 31, 2004 as a result of higher receivables and increased investment in Vector Aerospace Corporation, partially offset by a decrease in future income tax assets.

Working capital increased by $2.7 million in the first quarter of 2004 to $74.0 million. The increase relates primarily to higher receivables due to timing of shipments and progress billings.

Fixed assets declined $0.5 million in the quarter as lower capital expenditures were more than offset by depreciation expense. Goodwill increased marginally due to the impact of foreign exchange.

LIQUIDITY AND CAPITAL RESOURCES

A significant portion of the Company’s assets and liabilities are denominated in US dollars.  The amounts included in the Consolidated Statement of Cash Flows for changes in these US dollar assets and liabilities are calculated in US currency and then translated to Canadian dollars, at the average exchange rate for the period.  For this reason, the resultant changes measured in Canadian dollars will not equal the difference between balance sheet amounts.  In the balance sheet, US dollar balances are translated to Canadian dollars at period end exchange rates.

At March 31, 2004, the Company had total debt of $84.3 million. At March 31, 2004 the Company had cash of $4.4 million compared to $4.2 million at December 31, 2003.  During the quarter cash flows were positive despite the semi-annual bond interest payment of approximately $4.0 million and increased investment in Vector Aerospace Corporation of $1.1 million.

Cash provided by operating activities in the first quarter was $2.0 million, representing an improvement of $5.4 million compared to the first quarter of 2003.  Increased cash provided from operations in the quarter is primarily due to improved inventory management, partially offset by increases in receivables.

Cash used in investing activities related to continuing operations for the first quarter of 2003 was $1.6 million, which included capital expenditures of $0.5 million and additional Vector common share purchases of $1.1 million.  Cash used in investing activities related to continuing operations for the first quarter of 2003 was $4.6 million, including capital expenditures of $2.1 million and initial Vector investment of $2.3 million.

Cash used for financing activities for the first quarter was $0.1 million, mainly resulting from long-term debt principal repayments.  In the first quarter of 2003, cash provided by financing activities was $5.9 million, primarily related to increases in bank indebtedness.

At March 31, 2004, the Company had approximately $12 million of borrowing capacity available under its existing credit facilities related to continuing operations. The Company believes it has adequate credit facilities to meet its cash requirements for the remainder of 2004.

INVESTMENT IN VECTOR AEROSPACE

During the quarter, the Company increased its holdings in Vector Aerospace Corporation (“Vector”) in conjunction with Vector’s common stock offering to maintain its pro-rata investment in Vector’s common stock and today owns approximately 9.8% of Vector’s common stock.  Vector’s business is in the Maintenance Repair and Overhaul (“MRO”) sector while Northstar’s primary business is in the manufacture of precision gears, transmissions and auxiliary gear boxes.

DISCONTINUED OPERATIONS

On March 31, 2003 the Company concluded an agreement with its joint venture partner resulting in Northstar’s common shares being exchanged for $18 million non-participating preferred shares.  The preferred shares are required to be purchased by the pump companies on or before March 31, 2008.  The preferred shares are classified as a long-term asset on the balance sheet and are carried at a nil value.

On March 31, 2003 the Company wrote off as a charge to discontinued operations in the Income Statement the currency translation adjustment of $9.5 million.  Shareholders’ equity was not effected by this write-off.

OFF BALANCE SHEET ARRANGEMENTS AND FINANCIAL INSTRUMENTS

The Company’s off balance sheet arrangements and financial instruments are disclosed in the Management Discussion and Analysis section of the Company’s 2003 annual report.  These off balance sheet arrangements and financial instruments have not changed materially in the first quarter of 2004.

ACCOUNTING POLICY CHANGES

Stock Based Compensation

Effective for January 1, 2004 annual and interim reporting, the Company implemented, with retroactive application without restatement, the new CICA accounting standard relating to stock-based compensation and other stock-based payments.  The effect was to increase contributed surplus and increase the opening deficit by $146.  In 2004, an additional $38 was charged to earnings as stock compensation expense and is included in selling, general and administration costs.

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110, Asset Retirement Obligations, which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  The adoption of this standard did not have any impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  The Company evaluates its estimates on an on-going basis, including those related to revenues and expenses where percentage of completion accounting is applied, bad debts, inventories, investments, intangible assets, income taxes, litigation and other contingencies.  These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies and estimates that have had, or will have, a significant impact on the Company’s reported earnings are disclosed in the Company’s 2003 annual report.

TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any material transactions with related parties as defined in the Canadian Institute of Chartered Accountants Handbook in the last three years.

PROPOSED TRANSACTIONS

There are no proposed transactions of any significance that are expected to have an effect on the financial position or results of operations of the Company.

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of preference shares of no par value to be issued in series and an unlimited number of common shares of no par value.  As at March 31, 2004 there were 29,021,318 common shares outstanding and no preference shares outstanding.

OUTLOOK

The Company expects the balance of 2004 to be challenging.  Continued weakness in the US dollar coupled with the reduction in an on-going military program and lower commercial aerospace activity will adversely affect results for 2004.

During the first quarter of 2004 more than 68% of the Company’s revenues were derived from defence customers. The substantial weighting towards defence business is expected to continue for the foreseeable future.  Activity on CH47 spare parts and the Apache Build program as well as other defence programs remains strong.  The Apache Build contract is expected to continue to generate revenues until the end of 2004.  Although the Company has performed work on the Apache transmission components before, this is the first contract to deliver complete assembled new transmissions.  The program was also priced very competitively.  We expect defense margins to be negatively impacted throughout 2004 related to this program.

There continues to be uncertainty regarding the duration and extent of the continued weakness in the commercial aviation market.  While some segments of the commercial aerospace market are seeing recovery in 2004, demand remains at historically low levels.  The Company anticipates slow growth in commercial revenues that may not fully materialize until 2005.

The Canadian dollar has appreciated against its US counterpart by more than 10% in the last twelve months.  The vast majority of the Company’s revenues are US dollar based.  The stronger Canadian currency negatively impacts the Company’s revenues, margins and cash flows.  While the Company is taking actions to offset currency impacts, the average exchange rates in 2004 are expected to be well below the average rates in 2003 and will have continuing adverse effects on the results for the remainder of 2004.

Northstar’s aerospace operations are however, well positioned for long-term growth.  The Company believes that its mix of commercial and defense work will enhance its future success.  The Company’s strategic positioning on proven military programs should provide for increased defence order intake in the later part of 2004.

Released backlog for continuing operations, at March 31, 2004 was approximately $167 million, virtually unchanged from December 31, 2003.  Backlog includes the value of purchase orders in hand with respect to long-term customer supply agreements and fully funded orders.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” that are subject to risks and uncertainties.  All statements, other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, objectives of management for future operations, and certain items discussed in “Risks and Uncertainties” below may be or include forward-looking statements.  There is uncertainty over the impact of potential terrorist attacks, the deployment of U.S. troops in hostile situations and the uncertain North American economy on the Company’s revenues and earnings in 2004 and beyond.  As a result of these factors and others, the extent and duration of the soft commercial aerospace market and the impact of lower world wide commercial passenger air travel cannot be accurately estimated.  Also, the impact of the level of future U.S. military expenditures and its impact on the Company’s revenues cannot be estimated with a high degree of accuracy.  Forward-looking information contained herein is based upon a number of assumptions regarding the U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, U.S. military activity, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”), including those set forth under the caption “Risks and Uncertainties” below, are disclosed herein.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

The Company disclaims any intentions or obligation to update or revise any forward looking statements or comments as a result of any new information, future event or otherwise, unless such disclosure is required by law.

Non-GAAP Measures

The Company defines EBIT as earnings from operations before interest and income taxes.

The Company has included information concerning EBIT because it believes this measure is used by certain investors as a measure of continuing financial performance.  EBIT is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”).  As well, this measure has no standardized meaning prescribed under GAAP and may not be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to earnings from operations as determined in accordance with GAAP as a measure of earnings.